[FONIX LETTERHEAD]

February 9, 2006

VIA EDGAR AND FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:

Michele Anderson, Legal Branch Chief

Cheryl Grant

Re:

Fonix Corporation (the "Registrant")

Registration Statement on Form S-2

File No. 333-129236

Originally Filed October 25, 2005

Amendments Filed on December 2, 2005, and December 27, 2005

Dear Ms. Anderson and Ms. Grant:

Pursuant  to  Rule  477  under  the  Securities  Act  of  1933,  as amended (the

"Securities  Act"),  Fonix Corporation (“the Registrant”) hereby requests the consent  of  the  Securities  and  Exchange  Commission (the Commission") to the withdrawal  of  its Registration  Statement on Form S-1 (File No. 333-129236), together  with  all  exhibits  and  amendments thereto  (collectively,  the "Registration  Statement").

The Registration Statement was initially filed with the Commission on October 25, 2005, and amended on December 2 and December 27, 2005.  The registrant sought to register the resales by Southridge Capital, LP (“Southridge”) of shares of the Registrant’s common stock issued upon conversion by Southridge of shares of the Registrant’s Series J Preferred Stock.  The Registrant was required, under a registration rights agreement, to register the resales by Southridge.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission, and none of the Registrant’s securities were sold pursuant to the Registration Statement.

This Request for Withdrawal is based upon the Registrant’s conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.  Additionally, on February 6, 2006, the Registrant entered into an exchange agreement with Southridge whereunder Southridge exchanged the remaining 1,093 shares of Series J Preferred Stock for

1,093 shares of the Registrant’s Series K Preferred Stock.  The Registrant did not grant registration rights to Southridge in connection with the Series K Preferred Stock.  As the Registration Statement related only to the resales by Southridge in connection with the Series J Preferred Stock, and because the Series J Preferred Stock is no longer outstanding, the Registrant believes that it is consistent with the public interest and protection of the Registrant’s investors to withdraw the Registration Statement.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.

Please fax a copy of the order to the Registrant's office to the attention of Roger D. Dudley, Executive Vice President and Chief Financial Officer, at 801-553-6707.  If you have any questions or comments relating to this request for withdrawal, please contact Jeffrey M. Jones Esq., counsel for the Registrant, at 801-415-3000.

Sincerely,

FONIX CORPORATION

/s/Roger D. Dudley

By: Roger D. Dudley

Exec. Vice President and

Chief Financial Officer